                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                        Mine Safety Appliances Company
                        ------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
                          --------------------------
                        (Title of Class of Securities)


                                  602720 10 4
                                  -----------
                                (CUSIP Number)


                           Nelson W. Winter, Esquire
                           Reed Smith Shaw & McClay
                               435 Sixth Avenue
                        Pittsburgh, Pennsylvania 15219
                                (412) 288-3310
                                --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                March 25, 1996
                                --------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement [_].


----------------------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.     602720 10 4
           ---------------------------------------------------------------------

--------------------------------------------------------------------------------

    1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

           Helen Lee Henderson
         -----------------------------------------------------------------------

           S.S. No. ###-##-####
         -----------------------------------------------------------------------

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    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            --------------------------------------------------------------------
         (b)  X
            --------------------------------------------------------------------

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    3)   SEC Use Only
                    ------------------------------------------------------------

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    4)  Source of Funds (See Instructions)     00
                                            -----------------------------------

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    5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
                     -----------------------------------------------------------

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    6)  Citizenship or Place of Organization     U.S.A.
                                              ----------------------------------

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     Number of        (7)  Sole Voting Power          74,040
     Shares Bene-                             ----------------------------------
     ficially
     Owned by         (8)  Shared Voting Power       229,036
     Each Report-                             ----------------------------------
     ing Person
     With             (9)  Sole Dispositive Power     74,040
                                                 -------------------------------

                     (10)  Shared Dispositive Power  229,036
                                                   -----------------------------

--------------------------------------------------------------------------------

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person   303,076
                                                                      ----------

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    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)

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    13)  Percent of Class Represented by Amount in Row (11)    5.8%
                                                           ---------------------

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    14)  Type of Reporting Person (See Instructions)       IN
                                                    ----------------------------

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                               Page 2 of 7 Pages

Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.


Item 2.  Identity and Background.

     (a)  Name of Person Filing:  Helen Lee Henderson

     (b)  Residence or Business Address:      3100A R Street N.W.
                                              Washington, DC 20007

     (c) Present Principal Occupation: President of Chiron Productions, Ltd. (theatrical and media productions), 3100A R Street N.W., Washington, DC 20007.

     (d) During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration.

     As reported in the original Schedule 13D filed in 1989, the undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock of Mine Safety Appliances Company as a result of accepting appointment as a co-trustee of four trusts. No funds or other consideration was paid in connection with any of such appointments. This Amendment No. 1 is filed to report a decrease in the undersigned's beneficial ownership of Common Stock amounting to more than 1% of the outstanding shares as a result of the sale of Common Stock held by three of such trusts.


Item 4.  Purpose of Transaction.

     See Item 3. The undersigned does not presently have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than grants of securities or grants and/or exercises of stock options under benefit plans of the Company in the ordinary course of its business;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                               Page 3 of 7 Pages

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

(a) The undersigned presently beneficially owns (as defined in Rule 13d-3) 303,076 shares of Common Stock, or approximately 5.8% of the outstanding shares based on the 5,211,247 shares of Common Stock outstanding at October 4, 1996. The number of shares reported as beneficially owned by the undersigned includes 2,100 shares of Common Stock which the undersigned has the right to acquire under stock options outstanding under the Company's 1990 Non-Employee Directors' Stock Option Plan.

(b) The undersigned has sole voting and dispositive power over 74,040 shares of Common Stock, including the 2,100 shares which the undersigned may acquire under the options referred to in Item 5(a). Voting and dispositive power with respect to 219,036 shares held in a trust is shared with PNC Bank, National Association and Thomas F. Nelson, as co-trustees. Voting and dispositive power with respect to 10,000 shares held in another trust is shared with PNC Bank, National Association and John P. Davis, Jr. as co-trustees. The following information with respect to such co-trustees is to the best knowledge and belief of the undersigned:

     PNC Bank, National Association is a national banking association organized under the laws of the United States of America. Its principal business is that of a bank and trust company. Its principal office and principal business office is located at PNC Bank Building, Fifth Avenue and Wood Streets, Pittsburgh, Pennsylvania 15265.

     Thomas F. Nelson is a citizen of the United States of America. His business address is 1500 Oliver Building, Pittsburgh, Pennsylvania 15222. His present principal occupation is Partner of Kirkpatrick & Lockhart LLP (law firm), 1500 Oliver Building, Pittsburgh, Pennsylvania 15222.

     John P. Davis, Jr. is a citizen of the United States of America. Mr. Davis is retired. His address is 144 North Drive, Pittsburgh, Pennsylvania 15238.

     To the knowledge of the undersigned, none of the above persons has within the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or

                               Page 4 of 7 Pages
     final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) On March 25, 1996, the undersigned's beneficial ownership of Common Stock decreased by more than 1% of the outstanding shares as the result of a sale of 75,000 shares of Common Stock by a trust of which the undersigned is a co-trustee. On April 26, 1996, the undersigned was granted a stock option for 500 shares of Common Stock under the Company's 1990 Non-Employee Directors' Stock Option Plan. The only other transactions in Common Stock effected by the undersigned since 60 days prior to March 25, 1996 were the following sales of Common Stock by three trusts of which the undersigned is a co-trustee:

                Number    Price per
      Date     of Shares    Share    Where and How Effected
     1/29/96         200    $ 48.75    Rule 144 sale OTC
     3/25/96      75,000    $ 46.50       Private sale
     3/29/96      20,000    $ 46.50       Private sale
     4/18/96       1,800    $ 44.50    Rule 144 sale OTC
     5/20/96       1,500    $44.125    Rule 144 sale OTC
     5/23/96       1,500    $ 44.00    Rule 144 sale OTC
     6/21/96         600    $ 47.00    Rule 144 sale OTC
     7/24/96         100    $ 47.00    Rule 144 sale OTC
     8/7/96        1,800    $ 45.00    Rule 144 sale OTC
     8/8/96        7,500    $ 45.00    Rule 144 sale OTC
     9/18/96      82,968    $ 50.75       Private sale
     10/4/96     113,201    $ 50.75       Private sale

(d) The undersigned holds 229,036 shares of Mine Safety Appliances Company Common Stock as a co-trustee of two trusts. Receipt of dividends or proceeds from the sale of such shares is for the benefit of the beneficiaries of the trusts. No beneficiary of the trusts presently has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of Common Stock.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The undersigned beneficially owns 229,036 shares of Common Stock as a co-trustee of two testamentary trusts. The co-trustees of each trust, who are identified in Item 5(b), have the power to vote and to dispose of the Common Stock of the Company held by the trust. Such power may be exercised by the vote of a majority of the co-trustees. On the death of the primary beneficiary of the trust, any shares of Common Stock held in the trust would be distributed outright or in trust to one or more contingent beneficiaries. Under present circumstances, no one contingent beneficiary would receive in the aggregate shares amounting to more than 5% of the outstanding shares of Common Stock.

                               Page 5 of 7 Pages

     Included in the shares reported herein as beneficially owned by the undersigned are 2,100 shares of Common Stock which the undersigned has the right to acquire under stock options granted under the Company's 1990 Non-Employee Directors' Stock Option Plan as follows:

      Date of    Number    Option   Expiration
       Grant    of Shares   Price      Date
     4/29/91          200  $ 55.00     4/29/01
     4/27/92          200  $43.875     4/27/02
     5/3/93           200  $47.125      5/3/03
     5/2/94           500  $40.027      5/2/04
     5/1/95           500  $ 44.00      5/1/05
     4/26/96          500  $ 44.50     4/26/06

The other terms of such options, each of which is presently exercisable, are as provided in the Plan, which is incorporated herein by reference as an Exhibit to this filing.


Item 7.  Material to be filed as Exhibits.

1. The Company's 1990 Non-Employee Directors' Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.

                               Page 6 of 7 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          /s/ Helen Lee Henderson
                                         ------------------------
                                         Helen Lee Henderson


Date:  November 13, 1996

                               Page 7 of 7 Pages